July 12, 2024

VIA EDGAR

Ms. Shandy Pumphrey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	U.S. Global Investors Funds
(File No. 811-01800)

Dear Ms. Pumphrey:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made for the period ended December 31, 2023, by U.S. Global Investors Funds, a Delaware statutory trust (the “Registrant”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on Tuesday, July 2, 2024. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

Comment 1: With respect to the Registrant’s fidelity bond filing dated April 28, 2023, the filing should include a statement showing the amount of the single insured bond, which the investment company would have provided/maintained had it not been insured under a joint policy. Please ensure that the fidelity bond filing shows this information in the future.

Response: Registrant will ensure that all future fidelity bond filings appropriately reference the amount of the single insured bond that the Registrant would have maintained were it not insured under a joint policy.

Comment 2: The Notes to Financials on page 76 states that, “All Funds are diversified with the exception of World Precious Minerals and Gold and Precious Metals.” However, the Global Resources Fund is described as non-diversified, as well, on page 19 and also on the N-CEN. Please correct or reconcile these statements going forward.

Response: Registrant will update the N-CSR and N-CEN disclosure related to the Global Resources Fund in future filings to appropriately reflect that Global Resources Fund is “diversified.”

Comment 3: Global Resources Fund and Gold and Precious Metals Fund have been identified as “non-diversified” funds. However, it appears that they are operating as “diversified.” If these funds have been operating as diversified for more than three years, please confirm that the funds will receive shareholder approval prior to moving back to “non-diversified.”

Response: Global Resources Fund is, in fact, a diversified fund, and is appropriately disclosed as such in the Fund’s current-effective prospectus. As mentioned in Registrant’s response to Comment #2, above, Registrant intends to update the N-CSR and N-CEN disclosures related to Global Resources Fund’s diversified status at the next opportunity in order to reconcile with the Fund’s prospectus disclosures.

U.S. Securities and Exchange Commission

July 12, 2024

Although classified as “non-diversified,” Gold and Precious Metals Fund operates as “diversified” at times. However, the Fund has not continuously operated as “diversified” for three consecutive years as the Fund periodically closes a business day with a “non-diversified” portfolio.

Notwithstanding the explanations above, if a Fund has been continuously operating as “diversified” for more than three consecutive years, Registrant confirms that the Fund will receive shareholder approval prior to moving to “non-diversified” in accordance with the requirements of Section 13 of the Investment Company Act of 1940, as amended (“1940 Act”).

Comment 4: Please explain how the Global Luxury Goods Fund meets the diversification requirements considering individual investments representing more than 5% of total assets are representing, in aggregate, greater than 25% of the fund’s total assets.

Response: Although the Fund’s investments in individual issuers comprising more than 5% of the Fund’s total assets were representing, in aggregate, greater than 25% of the Fund’s total assets as of December 31, 2023, such ownership positions were a result of market appreciation. Registrant believes that, as long as the Fund’s investments in individual issuers comprising more than 5% of total assets did not represent, in aggregate, greater than 25% of the Fund’s total assets at the time of purchase, such ownership thresholds will not violate the diversification requirements under the 1940 Act, as amended.

Comment 5: With respect to Item 4 of Form N-CSR, please include responses to Items 4(i) and 4(j) in all future N-CSR filings.

Response: Registrant will include responses to Items 4(i) and 4(j) in all future N-CSR filings, consistent with the Staff’s comment.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc:	Alison M. Fuller, Esq.
Stradley Ronon Stevens & Young LLP
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young LLP